Filed by Rockwell Collins, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Rockwell Collins, Inc.

Subject Company: B/E Aerospace, Inc.

SEC File No.: 0-18348

Date: November 11, 2016

Rockwell Collins Inc at Robert W Baird Global Industrial Conference

Chicago Nov 10, 2016 (Thomson StreetEvents) -- Edited Transcript of Rockwell Collins Inc presentation Thursday, November 10, 2016 at 6:00:00pm GMT

CORPORATE PARTICIPANTS

Kelly Ortberg, Rockwell Collins Inc. - Chairman, President & CEO

Patrick Allen, Rockwell Collins Inc. - SVP & CFO

CONFERENCE CALL PARTICIPANTS

Peter Arment, Robert W. Baird & Co. - Analyst

PRESENTATION

Peter Arment, Robert W. Baird & Co. - Analyst

Good afternoon, everyone. Welcome to the afternoon session here.

We have Rockwell Collins here, Chairman and Chief Executive Officer Kelly Ortberg and Senior Vice President and Chief Financial Officer Patrick Allen joining us for hopefully a robust discussion on not only their outlook but also a recent very strategic transaction with B/E Aerospace.

You can ask questions. If you want to do it anonymously you can email session1@rwbaird.com, and I have the email up here and more than happy to ask those questions for you.

So, Kelly, why don’t we just get started here, jump right in. Why don’t we just first talk about Rockwell Collins as a standalone before we get into the B/E Aerospace discussion, how you’re thinking about just as you look around the world, the end markets. And then maybe we can just talk a little bit about your 2017 guidance.

Kelly Ortberg, Rockwell Collins Inc. - Chairman, President & CEO

Sure. Well, first of all, thanks, Peter, for having us. It’s a great opportunity and I think it will be memorable with the election and the friendly protests in the street. I think it will be a memorable conference for us.

Look, we serve three end markets -- business aviation, the military market, as well as the air transport market.

And let me start with our military marketplace. Things are improving significantly. I’m really pleased with that. Budget -- improving environment. We had our first year of growth last year in our government portfolio for quite some time as we managed through that sequester environment. And I’m expecting that growth to continue to accelerate. It’s going to accelerate into our fiscal 2017 and accelerate beyond that in fiscal 2018.

So we are seeing good recovery. Our business is well positioned, where the priorities of spending are. And we’re winning the positions that we need to win.

So I feel really good about our government recovery.

The other end market is air transport, which has been robust and continues to be strong, particularly in narrow-body. We have future narrow-body rate increases ahead of us. We also have gained significant share in that market segment. So we’ve got the 737 MAX share gain with the flight deck of that airplane that will be cutting in. We’ve got our growth in the A350 as it ramps up, and that’s our largest content airplane we have at Airbus.

Probably the soft spot there is in the legacy wide-body. And this has been a soft order environment for that and we’ve seen rate reduction on the 777 aircraft. And I think Boeing’s continuing to assess the market for what the outlook -- my feeling is that the legacy wide-bodies, they’re going to be pretty soft until we start to see the 777X airplane come into the market.

But we’ve got good share gains though that will help to offset that. And of course the CSeries at Bombardier is now entering into market as well in the air transport and regional segment.

The one area that’s been a challenge for us has been business aviation, particularly the OEM side of business aviation. Aftermarket has been relatively good, but the OEM has been in decline. And we’re actually expecting a decline again here in 2017 in biz jets.

We report in that segment business and regional. And our business and regional will be down high-single digits. But actually our regional is growing, with the CSeries and some of the international programs. So we’ll be down double digit in our business aviation and OEM production for this year.

Actually, we’ll be down a little bit more than the OEMs because there’s some oversupply that we’ve had over the past year where they’ve got more avionic shipsets than they need. And so we’re going to see some rationalization of that, as well as wide-tail aircraft in this fiscal year. And you’ll see us be down a little bit more than what the OEMs would be talking about.

The good news is we expect this to come get us to the floor in business aviation. And as we move into 2018 we’ve got these share gains going.

Our information management segment, which primarily serves the commercial end market all around the connected airplane, is doing quite well. We’re meeting our synergy plans. We’re growing that business. Our cost performance is good. And so I expect that to continue going forward.

Peter Arment, Robert W. Baird & Co. - Analyst

Okay, that’s great. So, on 2017 guidance, how do we think about the cadence for kind of when you look at the way -- looking at the first quarter and then looking at (multiple speakers) --

Kelly Ortberg, Rockwell Collins Inc. - Chairman, President & CEO Yes. Maybe I’ll let Pat answer.

Patrick Allen, Rockwell Collins Inc. - SVP & CFO

Peter, as I think about it – let’s start first with the government systems segment. I think we’ll see continued growth year over year in government systems. And what we saw last year was a very back-end-loaded profile. And I think we’re going to see that same sort of cadence. It’s going to kind of build over the course of the year, and so higher sales in the second half than the first half.

On the commercial systems side I think what we’re going to see in the first couple of quarters is slightly below flat sales and then higher sales in the second half. And that’s really being driven by a couple of things.

First of all, you remember the first half of last year we had some very strong business jet aftermarket sales. And so we had a tough comp there. And then in the back half of the year the sales are going to be aided by the ramp-up of some new products entering service, particularly things like 737 MAX, the CSeries, as well as the beginning ramp of the ABS-B mandate.

So how that translates for, say, the first quarter is I think what you’re going to see is pretty flat sales. Little bit of growth in government systems, little bit of a decline in commercial systems, you know, 1 or 2 points, and then flat earnings quarter over quarter – year over year as well.

Peter Arment, Robert W. Baird & Co. - Analyst

Okay. That will level-set us. Okay, I think that’s helpful on 2017.

Let’s talk about, obviously, the big news. I think that’s what a lot of people are interested in talking about, is the acquisition, pending acquisition, of B/E Aerospace. Can you just maybe high level initially talk about how that process evolved? And then we can get into some of the details.

Kelly Ortberg, Rockwell Collins Inc. - Chairman, President & CEO

Yes. We’re obviously very excited about the opportunity to bring two world-class companies together. Rockwell Collins is very strong in the front of the airplane; B/E very strong in the back of the airplane.

It was the culmination of a process we went through to look at how to optimize the growth of our company for the long term. We looked at different strategies of should we explore new markets with our capabilities or add to our capabilities in our existing channels. And that’s what we did.

We’re pretty excited about it. B/E’s generally stronger in the airline segment; we’re stronger in the OEM, although we both have relationships in those markets. They’re one and two in all the products that they serve in the markets. They’re well established, a very long backlog. We understand the airline BFE model as well as the SFE model.

And we think there’s synergies for us to cross-leverage that where they’re stronger or where we’re stronger. But also, they don’t really serve some of our end markets. They don’t serve the military market.

And we think we can bring some of the capabilities from the interiors into our military programs. We actually do quite a bit of business in the cabins of military aircraft, but it’s mostly mission equipment --communications systems or air refueling systems, as an example. But they all have galleys, lavs, interiors, lighting -- represents some opportunities for us in that channel.

And then they also don’t really serve the aftermarket in business aviation. And we have a relatively strong dealer network in that marketplace where we’re able to upsell. As people bring their biz jets in for mods and maintenance actions, we’re able to upsell our product lines today. And this will give us a broader base of opportunities to upsell.

Peter Arment, Robert W. Baird & Co. - Analyst

Correct, Okay. You had talked about dealer networks. So you have 300 dealers.

Kelly Ortberg, Rockwell Collins Inc. - Chairman, President & CEO

Right.

Peter Arment, Robert W. Baird & Co. - Analyst

So they don’t have any kind of any channel into that. Correct?

Kelly Ortberg, Rockwell Collins Inc. - Chairman, President & CEO

Yes. They don’t have a dealer network. So what we’ll be able to do is use our extensive dealer network. And we know when the airplane’s coming in for an engine overhaul.

And that actually is the timing of the sale of a lot of this kind of equipment, because the operator or owner of that business jet do not want to take their airplane out of service to do -- they may like to put our cabin upgrade in, but they’re not going to put their plane out of service. So knowing when they’re coming in for a major maintenance action or an engine overhaul, the airplane’s going to be down, is the opportunity for us to do an upsell.

And generally customers are looking for what’s available out there, to upgrade their aircraft. And the upgrade -- while the biz jets OEM market has been soft, the upgrades market has been relatively robust. People are keeping their aircraft longer and they want to have the latest capabilities in those aircraft.

Peter Arment, Robert W. Baird & Co. - Analyst

Okay. Let’s talk about kind of pro forma. For a very long time everyone has kind of -- it’s either been 60/40 split, and sometimes 50/50, between military and commercial at Rockwell Collins, kind of legacy now, I guess we’ll call it. And now this is a transformational acquisition and military is going to drop to about -- or government --about 25%. How are you viewing that kind of overall changing of the profile? You are making a larger bet on long-term on commercial aviation.

Kelly Ortberg, Rockwell Collins Inc. - Chairman, President & CEO

Yes.

Peter Arment, Robert W. Baird & Co. - Analyst

You have exposed yourself a little bit more to the wide-body side of things. Maybe you could just touch upon pro forma in the wide-bodies.

Kelly Ortberg, Rockwell Collins Inc. - Chairman, President & CEO

Yes. So pro forma the Company will be roughly half in the large civil airspace. So we clearly are focusing more towards that end market. And we feel very good about that. That end market is fundamentally driven by the long-term growth of traffic. And we think that B/E’s acquisition actually allows us more optionality as we see the growth in that traffic going forward.

The other thing I’ll say is we’ve always talked about the scope and scale, the 60/40, but with our avionics between defense and commercial, so that we could balance the resources that we have, primarily in Cedar Rapids, Iowa where we move them from the government to the military as those markets tend to be kind of cyclical. That doesn’t change. We still do that within our core avionics business going forward. So we’ll still have that balance, albeit it won’t be balanced at the corporate revenue level.

You know, we feel pretty good about the acquisition as we go into the -- in spite of the softening wide-body market environment that I talked about. Even if you look at current rates of, say, 787, we’ll be moving from smaller airplanes, the dash 8 to the dash 9 to the dash 10.

And as you move through that, each one of those increments has a significant higher seat count. And so the B/E business actually scales with the larger aircraft, where our avionics business we really don’t enjoy that. The same avionics going into dash 8 is going into dash 9, going into dash 10.

And we also see that with the A350. As that’s a larger aircraft, we’ll scale. And it’s got more content on those newer aircraft. So we feel comfortable, even in spite of a softening legacy wide-body environment, that we’ve got good growth opportunities.

The other thing I’ll point out is, is that there’s a lot more aftermarket retrofit opportunities for us in this segment. Typically a wide-bodied aircraft goes through two to three interior retrofits in the life of the airplane, narrow-bodies maybe two retrofits in the life cycle.

And we, again, don’t enjoy much of that with avionics because when they go through an interior retrofit, they don’t have to retrofit the avionics. And that gives us much more aftermarket optionality as we move -- if OEM softens, then aftermarket tends to strengthen.

We also see that as airlines take in these new 787 and A350 aircraft and they’ve introduced the new interior, that they tend to want to go retrofit that common interior cost of [of their fleet]. So we like that. We like that it gives us more aftermarket optionality, where our core avionics business is a little bit more skewed to OEM production rates.

Peter Arment, Robert W. Baird & Co. - Analyst

Okay. Let’s talk about the synergies, because I think that’s a big part of the story.

Kelly Ortberg, Rockwell Collins Inc. - Chairman, President & CEO

It is.

Peter Arment, Robert W. Baird & Co. - Analyst

The accretion in what you’ve disclosed looks to be quite significant as we look out. So we discussed last night I think that’s $160 million. Maybe you could just frame that for everyone, about how you’re looking at the synergies and the timing of that.

Kelly Ortberg, Rockwell Collins Inc. - Chairman, President & CEO Yes. So you’re talking just about cost synergy, right?

Peter Arment, Robert W. Baird & Co. - Analyst

Yes.

Kelly Ortberg, Rockwell Collins Inc. - Chairman, President & CEO

There’s some revenue synergies that we haven’t baked into our financial outlook that I think are meaningful and will provide us upside opportunity. But specific to the cost synergies, we’re expecting about $160 million of run rate synergies. And they’re going to come pretty quickly. We expect about 90% of those by the end of our fiscal 2019.

And they come in four major buckets. Number one is elimination of the duplicate public company costs, and those are pretty straightforward, as you eliminate that duplication and the resources around that.

The second area is in supply chain savings. You look at the two companies. We both have about $1 billion of material direct purchasing where we’re buying materials that actually go in our end product. And then we have about $1 billion of indirect, and they have about $0.5 billion of indirect supply. This is where you’re buying things like telecom services, travel services, consumables that you use every day in running your business.

And so we see synergies in both categories. The direct material is, for us, mechanical -- they’re much heavier to mechanical, sheet metal, fasteners, those kinds of things. We see opportunities for us to bundle our buying with theirs and add some leverage that will give us some savings.

And for them it’s more in electrical components. We buy a lot more electrical components. But much of their systems have electrical wiring systems, control systems within them. And we’ll be able to bundle the two requirements and go out to our supply chain and get some savings associated with that.

Indirect is pretty straightforward. I mean, go to one travel account there’s significant savings. Going to a single accounting firm, we’ll be able to gain some savings out of that. And then there’s also some savings in just the overall resources needed to do all those procurement items going forward. So that’s kind of the second item.

Public company costs, material and supply -- the third area is around the IT systems within the two companies, particularly around our manufacturing ERP. And we’ll consolidate that and provide significant savings to the Company, both resource savings and outsource savings, where we’re using outside resources to support that.

And then the last area is some of the low-cost country opportunities. They’ve got facilities in low-cost regions that we don’t have. We both have facilities in Hyderabad, India, where we’re doing low-cost engineering work. We have about 900 engineers. They have fewer than that. And there’s some opportunities for us to consolidate that and actually move more work into that low-cost region and get some labor arbitrage out of that.

So if I look at the $160 million, those are the major components that [will add up]. Pretty straightforward. We know what we’ve got to do. What I feel good about is it’s pretty much in our control to go get those synergies. If I look at historically at the acquisitions we’ve done, we always either meet or beat our cost synergies.

Sometimes we struggle with the timing of the revenue synergies, so we haven’t included those in our baseline plans. Those become opportunities. But I feel good about our cost synergy achievement here.

Patrick Allen, Rockwell Collins Inc. - SVP & CFO

And you mentioned pretty financially compelling. We talked about it being double-digit accretive on a percentage basis over -- in 2018, which is our first fiscal year together. I think -- that’s on a fully accounted GAAP basis. If you look at it on really a cash basis, in other words, subtracting out kind of the nearly over $200 million of deal amortization, it’s actually north of 30% accretive on kind of a cash EPS basis.

Peter Arment, Robert W. Baird & Co. - Analyst

30% --

Patrick Allen, Rockwell Collins Inc. - SVP & CFO

Yes.

Peter Arment, Robert W. Baird & Co. - Analyst

-- accretive on a cash basis. Wow. All right. Talk about -- I guess that leads right into the question I wanted to ask about cash flow, synching up of the cash flow. They’ve had a lot of development and a lot of revenue in front of them. You also have won a lot of programs and have a lot of development and a lot of revenue in front of you. Can you talk about maybe the cash profile, and then also talk about the way you look at the financing of this transaction, and delevering that?

Patrick Allen, Rockwell Collins Inc. - SVP & CFO

Sure. Yes, one of the things that’s really exciting about this acquisition is the cash profile. As you mentioned, Peter, we’re both coming to the end of a pretty significant investment cycle. We’ve had these market share gains on 737 MAX, the A350, the Bombardier CSeries and Global. Similarly, B/E’s been investing very heavily in some of their SFE programs, things like the A350 galleys and the 737 lavs.

And so as we transition from investment to revenue, it’s not only going to accelerate our revenue growth, but it’s going to even more accentuate the cash flow story. So in FY18, again, our first full fiscal year together, we’re anticipating cash conversion, free cash flow conversion, in excess of 100%. And that will continue over our planning period, generating $6 billion of free cash flow over that five-year period.

Now what that’s going to enable us to do is pretty rapidly delever. At the time of the acquisition, we estimate our debt-to-EBITDA ratio to be about 4.2. And part of that is going to be a short-term loan, prepayable. We’re going to prepay that over the course of a couple of years, get down under 3 in terms of leverage.

But the ultimate objective probably by the end of Year 3 would be in between 2.0 and 2.5. And during that period we’ll limit our share repurchases just to offset dilution. But then after that three-year period or so we’ll be able to resume, I’ll say, normal capital deployment strategies.

Peter Arment, Robert W. Baird & Co. - Analyst

Specifically going back to something you mentioned, Kelly, about kind of the matching up from a competitive standpoint, when you look at B/E Aerospace, you know, the seating perspective, they’ve won a lot of share and because of a competitor that has had some difficulties. How’s your view of that particular market segment in terms of the competitive dynamic there and also the threat of some competition from Asia and more in the back of the aircraft, really?

Kelly Ortberg, Rockwell Collins Inc. - Chairman, President & CEO

Well, we don’t think that the new entrants into the market are going to have a meaningful impact to the competitive dynamics at least in the business and first-class area of the aircraft. They have been gaining share. They’re capturing business at a very good rate. And they’re capturing business at the key airlines that are going to drive delivery of some of these next-generation aircraft. So we spent a lot of time looking at that and feel really good about it.

Look, I -- competitive dynamics, their main competitor will solve their problems and be back at the table of being a good competitor. That’s our plan. And we’ll work to continue to do, just like we do in avionics, we compete every day. And we have to drive innovation. We’re going to continue to invest in this business, to have differentiated products. And we’ll continue to drive our costs down so that we can remain competitive.

And hopefully with our broader portfolio, I think we can provide a better value proposition to the airlines than maybe we could independently do today. And that will help us to continue to have that positive market share.

Peter Arment, Robert W. Baird & Co. - Analyst

Okay. Any questions from the audience? No, so far. Okay, I’ll keep going. Happy to do so.

So back to kind of just in general on the transaction, can you take us through have you, in terms of discussions with B/E Aerospace, is this something that evolved over the last several months? Or is it something that took place over a longer time period? How do you frame that?

Kelly Ortberg, Rockwell Collins Inc. - Chairman, President & CEO

Well, our strategic process has taken a longer timeframe. You’ll see in the S-4. It’s going to be published here around Thanksgiving. And it will give the exact details of the interactions. So I’ll wait until that comes out.

Peter Arment, Robert W. Baird & Co. - Analyst

Sure.

Kelly Ortberg, Rockwell Collins Inc. - Chairman, President & CEO

You’ll be able to see that. I don’t want to say anything that conflicts with that.

Peter Arment, Robert W. Baird & Co. - Analyst

Sure. No, I understand that. You mentioned, though, this is kind of a through-cycle acquisition. Right?

Kelly Ortberg, Rockwell Collins Inc. - Chairman, President & CEO

That’s right. I mean, we’re not making this acquisition thinking about the next two years of production or any of that. That obviously is a factor, but this is a through-cycle acquisition.

As I said, we are fundamentally believers in the long-term outlook of air travel. This business is more indexed to travel and airline profitability than OEM rates. As I said, it provides us a little more optionality as we have the inevitable cycles, to either pivot to aftermarket or pivot to OEM, depending on which is stronger at the time.

Peter Arment, Robert W. Baird & Co. - Analyst

Yes. And one of the things that we’ve heard from investors since the transaction was announced, and I’m sure you’ve heard the same thing but maybe you can address it, is just, you know, everyone has their view of Rockwell Collins, incredible turnaround investor capital, sophisticated technology, avionics, high incrementals. And everyone has a view of seats being kind of --

Kelly Ortberg, Rockwell Collins Inc. - Chairman, President & CEO

A commodity.

Peter Arment, Robert W. Baird & Co. - Analyst

-- a commodity. How are you framing that in terms of -- and ultimately how we should be thinking about it?

Kelly Ortberg, Rockwell Collins Inc. - Chairman, President & CEO

Well, I think the best way to think about that is go talk to the customers and tell them which are harder to get, the interiors and the galleys and the seats or the avionics. And I think they would tell you that there’s a lot of complexity. This is not a commodity market. To meet all the requirements for the aviation and to get these systems civil certified is extraordinarily complex.

On top of that, it’s highly custom. Every airline wants some level of customization to differentiate their brand.

And so, it is sophisticated. It’s not a commodity market. I’m not concerned that it becomes a commodity market. I think the interesting thing I tell people is that when we go to an airline for a buyer of [furnished] equipment competition, in avionics the decisions are made at this level. And when they go to do an interior the decisions are made at a much higher level, because the avionics, in effect they meet the minimum standards and they don’t change the delivery of the product to the end customer. But the interiors are really a part of delivering the airline brand.

And we don’t see that going away. That intimacy in the airline brand and being able to deliver a product that helps them deliver their brand to their customers I think is going to continue. And I think that’s why commoditization is not going to happen.

We will see in the back of the airplane with more of the coach seating some level of standardization. I think the OEMs would love for us to help them at least standardize some of the interfaces of how these things fit into the aircrafts, so that it becomes more simple for them to reconfigure airplanes in their production flow. I think that’s a great opportunity for us to work with our OEM customers in the future and help them get some level of standardization to improve the production flow of the interiors.

Peter Arment, Robert W. Baird & Co. - Analyst

And just before we wrap up, how has the -- what was the feedback you’ve heard from the OEMs? (Multiple speakers) --

Kelly Ortberg, Rockwell Collins Inc. - Chairman, President & CEO

Yes. When we announced the deal we spent probably the first week talking to investors. And then I spent the last week talking with customers and making sure that I understood the customer perspective. And it’s universally positive. And I think it’s positive for a good reason. They see opportunities for the two entities to do more work than we’re currently doing independently for them in the future.

So we don’t have overlap of product lines, so there’s no loss of competition in this transaction. So I don’t anticipate any issues associated with getting through the regulatory approvals for close. And we expect to close sometime in the spring.

Peter Arment, Robert W. Baird & Co. - Analyst

Terrific. Thank you very much, Kelly, Patrick.

Kelly Ortberg, Rockwell Collins Inc. - Chairman, President & CEO

Thank you, Peter.

Peter Arment, Robert W. Baird & Co. - Analyst

(Conference Instructions)

Patrick Allen, Rockwell Collins Inc. - SVP & CFO

Thanks, Peter.

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Safe Harbor Statement

This communication contains statements, including statements regarding certain projections, business trends, and the proposed acquisition of B/E Aerospace that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the financial condition of our customers and suppliers, including bankruptcies; the health of the global economy, including potential deterioration in economic and financial market conditions; adjustments to the commercial OEM production rates and the aftermarket; the impacts of natural disasters and pandemics, including operational disruption, potential supply shortages and other economic impacts; cybersecurity threats, including the potential misappropriation of assets or sensitive information, corruption of data or operational disruption; delays related to the award of domestic and international contracts; delays in customer programs, including new aircraft programs entering service later than anticipated; the continued support for military transformation and modernization programs; potential impact of volatility in oil prices, currency exchange rates or interest rates on the commercial aerospace industry or our business; the impact of terrorist events on the commercial aerospace industry; changes in domestic and foreign government spending, budgetary, procurement and trade policies adverse to our businesses; market acceptance of our new and existing technologies, products and services; reliability of and customer satisfaction with our products and services; potential unavailability of our mission-critical data and voice communication networks; unfavorable outcomes on or potential cancellation or restructuring of contracts, orders or program priorities by our customers; recruitment and retention of qualified personnel; regulatory restrictions on air travel due to environmental concerns; effective negotiation of collective bargaining agreements by us, our customers, and our suppliers; performance of our customers and subcontractors; risks inherent in development and fixed-price contracts, particularly the risk of cost overruns; risk of significant reduction to air travel or aircraft capacity beyond our forecasts; our ability to execute to internal performance plans such as restructuring activities, productivity and quality improvements and cost reduction initiatives; achievement of ARINC integration and synergy plans as well as our other acquisition and related integration plans; continuing to maintain our planned effective tax rates; our ability to develop contract compliant systems and products on schedule and within anticipated cost estimates; risk of fines and penalties related to noncompliance with laws and regulations including compliance requirements associated with U.S. Government work, export control and environmental regulations; risk of asset impairments; our ability to win new business and convert those orders to sales within the fiscal year in accordance with our annual operating plan; and the uncertainties of the outcome of lawsuits, claims and legal proceedings, risk that one or more closing conditions to the acquisition of B/E Aerospace, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of B/E Aerospace and Rockwell Collins may not be obtained; risk of unexpected costs, charges or expenses resulting from the proposed acquisition of B/E Aerospace; uncertainty of the expected financial performance of the combined company following completion of the proposed acquisition of B/E

Aerospace; failure to realize the anticipated benefits of the proposed acquisition of B/E Aerospace, including as a result of delay in completing the proposed transaction or integrating the businesses of Rockwell Collins and B/E Aerospace; risk to the ability of the combined company to implement its business strategy; risk of an occurrence of any event that could give rise to termination of the merger agreement; risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Rockwell Collins will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) for the stockholders of B/E Aerospace and Rockwell Collins to be filed with the SEC, and each will mail the Joint Proxy Statement/Prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Rockwell Collins and/or B/E Aerospace may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY ROCKWELL COLLINS OR B/E AEROSPACE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus (when available) will be mailed to stockholders of Rockwell Collins and B/E Aerospace. Investors and security holders will be able to obtain free copies of Joint Proxy Statement/Prospectus and other documents filed with the SEC by Rockwell Collins and/or B/E Aerospace through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Rockwell Collins with the SEC on Rockwell Collins’ internet website at http://www.rockwellcollins.com or by contacting Rockwell Collins’ Investor Relations at Rockwell Collins, 400 Collins Rd. NE, Cedar Rapids, IA 52498 or by calling (319) 295-7575. Investors and security holders will also be able to obtain free copies of the documents filed by B/E Aerospace with the SEC on B/E Aerospace’s internet website at

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http://www.beaerospace.com or by contacting B/E Aerospace’s Investor Relations at B/E Aerospace, Inc., 1400 Corporate Center Way, Wellington, FL  or by calling (561) 791-5000.

Participants in the Solicitation

Rockwell Collins, B/E Aerospace, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Rockwell Collins is contained in Rockwell Collins’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on December 16, 2015, and Rockwell Collins’ Current Report on Form 8-K filed with the SEC on April 29, 2016. Information regarding the directors and executive officers of B/E Aerospace is contained in B/E Aerospace’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 28, 2016. These documents can be obtained free of charge from the sources indicated above.

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